September 8, 2022
Office of Trade and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Nasreen Mohammed, Adam Phippen

Re:	Bloomin’ Brands, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2021
Filed February 23, 2022
File No. 001-35625

Ladies and Gentlemen:

The purpose of this letter is to provide the response of Bloomin’ Brands, Inc. (the “Company”) to the comments set forth in the letter, dated August 24, 2022 from staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comments have been reproduced in their entirety followed by our response.

Form 10-K for the Fiscal Year Ended December 26, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights, page 33

1.    We note your disclosure of Restaurant-level operating margin as a key financial performance indicator. This measure is not identified as a non-GAAP financial measure. Tell us your consideration of labeling this measure as a non-GAAP measure. Additionally, please present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your earning releases filed under Form 8-K.

Response:

The Company confirms that it will identify Restaurant-level operating margin as a non-GAAP measure in future filings and earnings releases filed under Form 8-K. The Company also confirms that it will present the most directly comparable GAAP measures with equal or greater prominence in accordance with Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations by presenting Operating income and/or margins along with, and preceding restaurant operating margins throughout our earnings releases and Management’s Discussion and Analysis of Financial Condition and Results of Operations in our periodic filings, including Financial Highlights. The Company notes for the Staff’s reference that restaurant-level operating margin is reconciled to operating income margin under the heading “Non-GAAP Financial Measures” within Management’s Discussion and Analysis of Financial Condition and Results of Operations in its periodic reports, and that the reconciliation is also included in its earnings releases. Further, the Company plans to revise these non-GAAP reconciliations within its future periodic reports and earnings releases to present the reconciliation from income from operations (and corresponding margin) to restaurant-level operating income (and corresponding margin) and, when applicable, to adjusted restaurant-level operating income (and corresponding margin).

Results of Operations, page 42

2.    We note that “FICA tax credits on certain employees’ tips” impact your effective tax rate significantly on an annual basis. Please discuss both the nature and drivers (e.g., restaurant sales) of these tax credits. In addition, to the extent that you experience a significant change in your ability to utilize material tax credits in a particular reporting period, please disclose that fact.

Response:
The Company confirms that it will expand its disclosures in Management’s Discussion and Analysis and the Notes to Consolidated Financial Statements to discuss the nature and drivers of the FICA tax credit. The Company advises the Staff that these tax credits relate to FICA taxes paid on certain tipped wages a restaurant company employer may claim against its federal income taxes. The level of FICA tax credits is based on the level of customer tips primarily driven by U.S. Restaurant sales. To the extent the Company experiences a significant change in its ability to utilize these tax credits or other material tax credits in a particular reporting period, the Company will disclose that fact and include a discussion of all factors that materially affected its tax rate on an annual basis.

Non-GAAP Financial Measures, page 44

3.    We note your reconciliation on page 48. Please expand your disclosure to clarify how you determined the tax effect of non-GAAP adjustments in calculating adjusted net income (loss), adjusted diluted earnings (loss) per share, and adjustment to provision for income taxes in each reporting period presented. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company respectfully advises the Staff that it determines the tax effect of non-GAAP adjustments considering the tax laws and statutory income tax rates applicable in the tax jurisdictions of the underlying non-GAAP adjustments, and the current and deferred tax impact of those adjustments, including any related valuation allowance. The Company confirms that it will expand its disclosures in future filings to clarify how it determines the tax effect of non-GAAP adjustments in calculating adjusted net income (loss), adjusted diluted earnings (loss) per share, and adjustment to provision for income taxes in each reporting period presented.

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at (813) 282-1225 or by email at chrismeyer@bloominbrands.com.

Very truly yours,

/s/ Christopher Meyer
Christopher Meyer
Executive Vice President and Chief Financial Officer